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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT AMERIAN INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6025 Metcalf Lane
(No. and Street)

Overland Park (City) Kansas (State) 66202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID K. RICHARDS 913-384-1800
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD (Address) OLATHE (City) KANSAS (State) 66062 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, David K. Richards ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Great American Investors, Inc. ______________________________, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

EDWARD N. COLBURN, JR.
NOTARY PUBLIC
STATE OF KANSAS
My Appt Exp.: 4-27-22

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Great American Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great American Investors, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Great American Investors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Great American Investors, Inc.'s management. Our responsibility is to express an opinion on Great American Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great American Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, and II, have been subjected to audit procedures performed in conjunction with the audit of Great American Investors, Inc.'s financial statements. The supplemental information is the responsibility of Great American Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Great American Investors, Inc.'s auditor since 2018.

Olathe, Kansas

February 26, 2019

EXHIBIT A

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	349,057
Commissions receivable		12,930
Other receivables - FINRA		491
Clearing deposits		10,050
Investments - Marketable Securities		826,917
Depreciable assets (net of accumulated depreciation of $24,461)		-
Prepaid expenses		-
TOTAL ASSETS	$	1,199,445

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other accrued expenses	$	1,540
Accrued payroll taxes and benefits		2,354
Employee benefit payable		14,000
Margin account		408,768
Commissions payable		70,071
Total liabilities		496,733
STOCKHOLDERS' EQUITY		
Common stock - 5,000 shares @ $5.00 par value		25,000
Paid in capital		157,150
Retained earnings		520,562
Total stockholders' equity		702,712
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,199,445

The accompanying notes are an integral part of these financial statements

EXHIBIT B

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Commissions		$ 776,686
Distribution Fees		485,563
Interest & dividends		23,440
Realized gains (losses) on investments		6,245
Unrealized gains (losses) on investments		(40,378)
Miscellaneous		29,442
Total revenues		1,280,998
DIRECT COSTS OF REVENUES		
Commissions	$ 840,285	
Clearing expenses	102,351	
Other charges	-	942,636
GROSS MARGIN		338,362
EXPENSES		
Salaries - Officer	48,000	
Salaries - Other	44,327	
Payroll taxes	7,321	
Compliance	32,692	
Depreciation	567	
Dues and subscriptions	370	
Licenses and fees	8,564	
Margin interest	13,930	
Insurance	1,141	
Office	3,566	
Postage	686	
Professional services	4,250	
Pension contributions	14,000	
Rent	20,100	
Telephone and utilities	11,762	
Arbitration	-	
Miscellaneous	14,582	
Total expenses		225,858
INCOME BEFORE INCOME TAXES		112,504
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 112,504

The accompanying note are an integral part of these financial statements

EXHIBIT C

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 157,150.00	$ 508,058	$ 690,208
Additions	-	-	-	-
Distributions	-	-	(100,000)	(100,000)
COMPREHENSIVE INCOME				
Net income	-	-	112,504	112,504
BALANCE, END OF YEAR	$ 25,000	$ 157,150	$ 520,562	$ 702,712

The accompanying notes are integral part of these financial statements

EXHIBIT D

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	112,504
Depreciation		567
(Gain) loss on sale of investments		(6,246)
Unrealized (gains) losses on investments		40,378
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		3,336
(Increase) decrease agent advances		96,344
(Increase) decrease clearing deposits		(46)
(Increase) decrease in prepaid expenses		2,813
Increase (decrease) in accounts payable		(28,258)
Increase (decrease) in pension contribution		10,200
Increase (decrease) in commissions payable		(8,496)
Increase (decrease) in margin account		266,241
Increase (decrease) in payroll liabilities		685
Net cash provided by operating activities		490,022
CASH PROVIDED (USED) BY INVESTING ACTIVITIES:		
Proceeds from sale of long term investments		52,868
Purchase of long term investments		(300,442)
Purchase of depreciable assets		(567)
Net cash provided (used) by investing activities		(248,141)
CASH PROVIDED (USED) IN FINANCING ACTIVITIES:		
Additional paid in capital		-
Shareholder distributions		(100,000)
Net cash provided (used) in financing activities		(100,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		141,881
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		207,176
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	349,057

The accompanying notes are an integral part of these financial statements

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Revenues from Contracts with Customers*

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2018, the Company had no cash equivalents.

At December 31, 2018, the Company had no cash balances in excess of FDIC insured limits.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2018 are as follows:

Interest	$	13,930
Income taxes	$	--

D. Depreciable Assets

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2018 was $567.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2018, the Company had aggregate indebtedness of $87,965 and net capital of $498,557, which resulted in a ratio of .1764 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2018, based on its minimum requirement, the Company had excess net capital of $398,557.

NOTE 3 INVESTMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

All of the Company's investments are Level 1 investments.

Investments at December 31, 2018 include marketable securities with a cost basis of $703,701 and a fair market value of $826,917, resulting in an unrealized gain of $123,216.

NOTE 4 INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the accompanying financial statements. Tax years 2015 – 2017 are still open, by statue, and subject to examination by the respective tax jurisdictions.

NOTE 5 LEASE COMMITMENT

The Company leases its office space for $2,500 per month. The lease is a three year lease beginning in August 2017. Office sharing reimbursements of $9,900 were received during 2018. Net lease expense was $20,100.

NOTE 6 EMPLOYEE PENSION PLAN

The Company has set up a Simplified Employee Pension Plan (SEP) for the benefit of its employees. Employees are eligible after being employed for three continuous years. Contributions were $14,000 in 2018.

NOTE 7 RELATED PARTY

First American Financial Advisors, Inc. (FAFA) is a state registered investment advisor. David K. Richards is the sole owner of FAFA and Great American Investors, Inc. (GAI) During 2018, the related party transactions totaled approximately $4,700 in advisory fees.

NOTE 8 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2019, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2018**
Great American Investors, Inc.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 702,712	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			702,712	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 702,712	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 491	3540		
	B. Secured demand note delinquency	-	3590		
	C. Commodity futures contracts and spot commodities -- proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	491	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			$ 702,221	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	-	3733		
	3. Options		3730		
	4. Other securities	124,037	3734		
	D. Undue Concentration	79,627	3650		
	E. Other (List)				
		-	3736	(203,664)	3740
10.	Net Capital			$ 498,557	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of December 31, 2018**
Great American investors, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)		5,864	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		100,000	3758
13.	*Net capital requirement (greater of line 11 or 12)*		100,000	3760
14.	Excess net capital (line 10 less 13)		398,557	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12		378,557	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			87,965	3790
17.	Add:				
	A. Drafts for immediate credit	-	3800		
	B. Market value of securities borrowed for which no equivalent value *is paid credited*		3810		
	C. Other unrecorded amounts (List)		3820	-	3830
19.	Total aggregate indebtedness			87,965	3840
20.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	17.64%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23.	Net capital requirement (greater of line 21 or 22)		3760
24.	*Excess capital (line 10 less 23)*		3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) *Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination* agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

Great American Investors, Inc.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Great American Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2018, in which (1) Great American Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great American Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Great American Investors, Inc. stated that Great American Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Great American Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great American Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas

February 26, 2019

Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202
913-384-1800

Great American Investors, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Great American Investors, Inc. (the "Company) is a registered broker-dealers subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

Great American Investors, Inc.

I, David K. Richards, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: David K Richards

Title: President

February 26, 2019